November 15, 2007

James M. Sweeney
Chief Executive Officer and Chairman
CardioNet, Inc.
1010 Second Avenue
San Diego, California 92101

> **Re: CardioNet, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 9, 2007**
> **File No. 333-145547**

Dear Mr. Sweeney:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Elements of Executive Compensation, page 92

1.   We note your revised disclosure here in response to comment 6. Given that the disclosed purpose of the bonuses was to enable repayment of the loans, discuss why the bonus amounts exceeded the amounts due on each loan.

Preferred Stock Financings, page 110

2.   We note that according to schedule A of exhibit 10.27, Foundation Medical Partners acquired shares in your March 2007 preferred stock financing. Given that Foundation Medical is affiliated with Mr. Rein, please expand to disclose its participation in that transaction.

CardioNet, Inc. Consolidated Financial Statements

3.   Please update the financial statements as required by Rule 3-12 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies, page F-7

Stock Based Compensation, page F-11

4.   We refer to your responses to comment 68 from our letter dated September 11, 2007 and comment 13 from our letter dated October 2, 2007. Please note that our evaluation of stock-based compensation will not be completed until you provide an amendment with pricing information. Also note that for stock options granted in the period immediately preceding the proposed offering, we may have further comment if the per share fair value used for stock compensation purposes differs significantly from the proposed offering range.

Note 3. Restatement, page F-13

5.   We see the changes made in response to prior comment 14 in our letter dated October 2, 2007. Please revise to disclose the effect of the correction on each financial statement line item (including totals and subtotals) and any per-share amounts affected for each period presented. Please refer to paragraph 26(a) of SFAS 154.

PDSHeart Consolidated Financial Statements

Note 2. Significant Accounting Policies

Correction of an Error, page F-34

6.   We note your response to prior comment 17 in our letter dated October 2, 2007. The disclosure about the restatement does not provide a clear path between the originally filed and restated numbers. Please expand the disclosure to show the originally reported balance, the effect of the restatement adjustment and the "as restated" balances for each financial statement line item affected (including totals and subtotals).

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Frederick T. Muto, Esq.—Cooley Godward Kronish LLP
Ethan E. Christensen, Esq.—Cooley Godward Kronish LLP